UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Auris Medical Holding AG

(Name of Issuer)

 Common Shares

(Title of Class of Securities)

H03579101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H03579101	SCHEDULE 13G	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Swisscanto Fondsleitung AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,169,625
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,169,625
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12		TYPE OF REPORTING PERSON (See Instructions) FI

CUSIP No. H03579101	SCHEDULE 13G	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Swisscanto Holding AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,169,625
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,169,625
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12		TYPE OF REPORTING PERSON (See Instructions) FI

CUSIP No. H03579101	SCHEDULE 13G	Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zurcher Kantonalbank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,169,625
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,169,625
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12		TYPE OF REPORTING PERSON (See Instructions) FI

Item 1.

The information set forth herein regarding percentages of beneficial ownership is based upon information regarding the number of common shares, with a nominal value of CHF 0.40 each, of Auris Medical Holding AG disclosed as outstanding as of September 30, 2017 by the Issuer in its report on Form 424B5 filed with the Commission on January 29, 2018.

(a)	Name of Issuer.

Auris Medical Holding AG

(b)	Address of Issuer’s Principal Executive Offices.

Bahnhofstrasse 21, 6300 Zug, Switzerland.

Item 2.

(a)	Name of Person Filing.

This Statement on Schedule 13G is being filed by Swisscanto Fondsleitung AG, Swisscanto Holding AG, and Zurcher Kantonalbank (the “Reporting Persons”).

The Reporting Persons sponsor BB Adamant Global Biotech, BB Adamant Global Generika, BB Adamant Global Medtech und Services, and Swisscanto (CH) Equity Fund Global Health Care (together, the “ZKB funds”), each of which holds less than 5% of the common shares of the Issuer.  Each of the Reporting Persons is organized under Switzerland law.  The ZKB funds are managed by Bellevue Asset Management AG, an independent investment manager that has sole authority relating to the disposition of the shares of the Issuer held by the ZKB funds.

(b)	Address of Principal Business Office or, if none, Residence.

The address of the business offices of Swisscanto Holding AG, Swisscanto Fondsleitung AG and Zurcher Kantonalbank is Bahnhofstrasse 9, 8001 Zurich, Switzerland.

(c)	Citizenship.

Switzerland

(d)	Title of Class of Securities.

Common Shares

(e)	CUSIP Number.

H03579101

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: __2,169,625______.

(b)	Percent of Class: ___4.5%_____.

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote ___0_____.

(ii)	shared power to vote or to direct the vote __2,169,625______.

(iii)	sole power to dispose or to direct the disposition of ____0____.

(iv)	shared power to dispose or to direct the disposition of ___0_____.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Swisscanto Fondsleitung AG

By:	/s/ Christian Widmer
	Name:	Christian Widmer
	Title:	Attorney-in-fact

Swisscanto Holding AG

By:	/s/ Christian Widmer
	Name:	Christian Widmer
	Title:	Attorney-in-fact

Zurcher Kantonalbank

By:	/s/ Christian Widmer
	Name:	Christian Widmer
	Title:	Member of Senior Management